Exhibit 16.1

October 6, 2026

To,

Securities and Exchange Commission

100, F Street, NE, Washington, DC 20549

Re: Fusion Fuel Green PLC – Report on Form 6-K/A

We have read the statements made by Fusion Fuel Green PLC (the “Company”) in its Report on Form 6-K/A dated October 06, 2026 (the “Form 6-K/A”) concerning the restatement of the Company’s previously issued consolidated financial statements as of and for the fiscal year ended December 31, 2025.

We agree with the statements concerning Bush & Associates CPA LLC (“Bush”) and the matters with respect to which we have been informed of, consulted with, or involved in discussions with the Company, including the statements that:

In connection with the Company’s preparation for its interim financial reporting and review process, the Company identified certain accounting errors affecting its previously issued audited consolidated financial statements and the notes thereto as of and for the fiscal year ended December 31, 2025. The Company highlighted these matters to us and, following discussions among the Company’s management, the Audit Committee of the Company’s Board of Directors, and us, the Company’s Audit Committee concluded on September 25, 2026 that the previously issued audited consolidated financial statements and the notes thereto as of and for the fiscal year ended December 31, 2025, require restatement and should no longer be relied upon.

The identified errors relate to:

(a) the foreign currency translation adjustments associated with intangible assets and goodwill arising from the purchase price allocation in connection with the Company’s acquisition of Quality Industrial Corp (QIND), as the applicable U.S. dollar-denominated balances were not appropriately retranslated at the applicable exchange rates;

(b) the classification of the resulting foreign currency translation differences associated with the Company’s foreign operations in profit or loss rather than in other comprehensive income;

(c) the requirement to perform a goodwill impairment analysis as of December 31, 2025, and to reflect any resulting impairment, as applicable, in the restated consolidated financial statements based on the corrected goodwill position resulting from the matters described above; and

(d) the allocation of the results and other comprehensive income of Quality Industrial Corp (QIND) to non-controlling interests, which had not been appropriately attributed their share of such amounts for the fiscal year ended December 31, 2025, and the related adjustment to non-controlling interests for changes in the Company’s ownership interest in Quality Industrial Corp (QIND), resulting in an incorrect allocation of net loss, total comprehensive loss and equity between owners of the Company and non-controlling interests.

The matters described above have been discussed, and continue to be discussed, among the Company’s management, the Audit Committee of the Company’s Board of Directors, and Bush and Associates.

We are not in a position to agree or disagree with the Company’s statements regarding the timing, nature, scope or ultimate impact of the proposed restatement, including its effect on the Company’s cash position, business or internal control over financial reporting, as these matters remain subject to the Company’s ongoing review and completion of the restatement process. We are also not in a position to agree or disagree with the Company’s forward-looking statements or other statements in the Form 6-K that are not within our knowledge or on which we were not consulted or involved.

Sincerely yours,

/s/ Bush & Associates CPA

Bush & Associates CPA LLC

9555 Eastern Suite, 280 Ave Las Vegas, NV 89123 ● 702.703.5979 ● www.bushandassociatescpas.com